UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2024

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On September 26, 2024, the Board of Directors (the “Board”) of Clearmind Medicine Inc. (the “Company”) approved the appointment of Hila Kiron-Revach to its Board, effective September 26, 2024.

Ms. Hila Kiron-Revach has served on the board of directors of Rail Vision Ltd. (Nasdaq: RVSN) since January 2024. In addition, Ms. Kiron-Revach has served as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Eilat Ashkelon Pipeline Company. From 2015 until 2021, Ms. Kiron-Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron-Revach served as CEO of Hamil 38 – the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron-Revach founded Eliya – AB and served as its chief executive officer until 2010. Ms. Kiron-Revach holds an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275991, 333-270859, 333-273293), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: September 26, 2024	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer